UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒Form 10-K   ☐Form 20-F   ☐Form 11-K  ☐ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    December 31, 2014

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

BLACK ELK ENERGY OFFSHORE OPERATIONS, LLC

Former Name if Applicable
N/A

Address of Principal Executive Office (Street and Number)

 3100 South Gessner Road, Suite 215, Houston, TX, 77063
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Black Elk Energy Offshore Operations LLC (the “Company”) was unable to file its Annual Report on Form 10-K for the period ended December 31, 2014 by March 31, 2015, without unreasonable effort or expense because we recently downsized operations and staffing. Despite having engaged outside consultants to assist in the process, we have been unable to complete our preparation and review of the financial statements in the allotted time frame.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey Shulse	(832)	379 - 2300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BLACK ELK ENERGY OFFSHORE OPERATIONS, LLC

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2015	By:	/s/ Jeffrey Shulse

President and Chief Executive Officer / Chief Financial Officer (Principal Executive Officer / Principal Financial Officer)